# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0002057455
Persons authorized to receive notices and communications: Hailey Lennon, 11201 North Tatum Blvd.,, Suite 300, Unit 42035,, Phoenix, Arizona (AZ), 85028, (866) 365-3277

## Reporting persons
- Will Reeves (CIK 0002057455): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,110,568; sole dispositive power 0; shared dispositive power 3,110,568; aggregate amount beneficially owned 3,110,568 (6.7% of the class)
  Comment: The calculation is based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028

## Item 2. Identity and Background
Name of person filing: Will Reeves (the "Reporting Person")
Residence or business address: The principal business address of the Reporting Person is c/o Fold Holdings, Inc., 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, AZ 85028.
Present principal occupation or employment: The principal occupation of Will Reeves is employment as Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock described herein were acquired at the closing of the business combination (the "Closing") pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), as described in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 26, 2024, as supplemented. The reporting person received Common Stock of the Issuer as consideration for the common stock of Fold, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this filing is to report the acquisition of beneficial ownership by Will Reeves of 3,110,568 shares of the Issuer's Common Stock.

As noted above, Will Reeves is the Chief Executive Officer of the Issuer. As such, he participates in the management of the Issuer. The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the Reporting Person deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now own or may hereafter acquire. Except as described above, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past 60 days, other than as described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the respective Common Stock reported by the Reporting Person on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

Upon the Closing, Mr. Reeves entered into an Amended and Restated Registration Rights Agreement ("the "Registration Rights Agreement") by and among (i) the Issuer (formerly known as FTAC Emerald Acquisition Corp.), (ii) Emerald ESG Sponsor, LLC, (iii) Emerald ESG Advisors, LLC and (iv) certain equityholders of the Issuer, including Mr. Reeves. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer's Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for certain stockholders, including Mr. Reeves.

Lock-Up Agreement

Upon the Closing, the Issuer entered into a lock-up agreement (the "Lock-Up Agreement") with Mr. Reeves, restricting the transfer of Common Stock issued or issuable as Merger Consideration pursuant to the business combination held immediately after the effective time of the business combination from and after the Closing. The restrictions under the Lock-Up Agreements began at the Closing and end on the date that is the earlier of (i) the last reported sale price of Common Stock exceeding $12.00 per share for a period of at least twenty (20) days within any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination or (ii) six months after the Closing.

The descriptions of the Registration Rights Agreement and the Lock-Up Agreement contained in this Item 6 do not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Registration Rights Agreement and the Lock-Up Agreement, copies of which are filed or incorporated by reference as Exhibits 99.2 and 99.3 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated July 24, 2024, by and among FTAC Emerald Acquisition Corp., FTAC EMLD Merger Sub Inc. and Fold, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant on February 14, 2025).

99.2 Amended and Restated Registration Rights Agreement, dated as of February 14, 2025, by and among the Company, certain stockholders of Emerald named therein and certain stockholders of Legacy Fold named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on February 14, 2025).

99.3 Form Lock-Up Agreement (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by the Registrant on February 14, 2025).

## Signatures
- Will Reeves: /s/ Will Reeves, Will Reeves (03/11/2025)